January 10, 2014

VIA EDGAR

Mr. Michael Seaman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Rubicon Financial Incorporated
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 19, 2013
File No. 000-29315

Dear Mr. Seaman:

We have set forth below the responses of Rubicon Financial Incorporated (“Rubicon” or the “Company”) to the comments contained in the e-mail correspondence from the staff of the Securities and Exchange Commission (the “Staff”), dated December 9, 2013.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 2

Regulation, page 6

1.      Comment: In future filings, please expand your disclosure in this section to address the impact of Dodd-Frank on your business and operations.

Response: The Company will expand the disclosure under Item 1 of its Form 10-K for the year ended December 31, 2013 to discuss the impact of Dodd-Frank on its business and operations.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
January 10, 2014

Dial-A-Cup Spinout, page 7

2.      Comment: We note your disclosure that you entered into a Separate and Distribution Agreement with your subsidiary, Dial-A-Cup, in 2007. Please clarify in future filings whether you still intend to spinout the Dial-A-Cup shares to your shareholders, and if so, the reasons for the delay in implementing the terms of the agreement.

Response: The Company will expand the disclosure of the Dial-A-Cup spinout in future filings to discuss the reasons for the delay in implementing the terms of the Separation and Distribution Agreement.

DAC Business, page 7

3.      Comment: Please update your disclosure in this section in future filings, as it is unclear from your existing disclosure whether you have commenced manufacturing and marketing of the Dial-A-Cup appliance.

Response: The Company will expand the disclosure of the DAC Business in future filings to make it clear that the Company has not commenced manufacturing or marketing of the Dial-A-Cup appliance.

Item 5. Market for Registrant’s Common Equity…, page 18

Recent Sales of Unregistered Securities, page 20

4.      Comment: Please file as an exhibit the private placement agreement with Ms. McPherson related to the sale of your Series B convertible preferred stock.

Response: The Company will file the purchase agreement related to the private placement of preferred stock to Ms. McPherson as an exhibit to its Form 10-K for the year ended December 31, 2013.

Item 8. Financial Statements and Supplementary Data, page 24

Consolidated Statements of Operations, page F-3

5.      Comment: We note that you generate revenue from various revenue streams (e.g., investment banking revenues, advisory fees, restructuring transactions and commissions on brokerage services as discussed on pages 23 and F-7). Please address the following.

•
Revise your presentation (on the face of the statement of operations) in future filings to disaggregate any significant concentrations of revenues. In addition, revise your disclosure in MD&A (in Results of Operations, page 21) to expand your discussion of the fluctuation in each significant component of revenue between reporting periods.

•
Tell us, and revise your policy disclosure to clarify, whether your commissions on brokerage services are recorded on a gross or net basis. Explain to us your consideration of the factors that are discussed at ASC 605-45-45 regarding gross or net reporting.

Rubicon – SEC Response Ltr.
January 10, 2014

Response:
First Point: In future filings, starting with the 10-K for the year ended December 31, 2013, we will revise our presentation (on the face of the statement of operations) to reflect any revenue stream (investment banking, advisory fees, restructuring transactions, commissions, etc.) that represents 10% of total revenues for the period.  In addition, we will revise our disclosure in MD&A in future filings to expand our discussion of the fluctuation in each component of revenue reflected on the Statement of Operations.

Second Point: Our commissions on brokerage services are recorded on a gross basis.  We will update our policy disclosure on all future filings to clarify this point.  The policy is in accordance with ASC 605-45-45 because the Company is the primary obligor in the revenue arrangement and is responsible for fulfillment of client transactions.  In addition, the Company has none of the indicators of Net Revenue Reporting noted under ASC 605-45-45.

Note 3 – Goodwill, page F-8

6.      Comment: We note that you evaluated goodwill for impairment as of December 31, 2012 and again at September 30, 2013 and determined that no impairment was required. It is not clear to us, however, how you arrived at this conclusion. Please address the following.

•
Provide us with a robust narrative that explains your goodwill impairment analysis (e.g., qualitative assessment, step 1, step 2, etc.) and how your conclusion is consistent with the guidance provided in ASC 350-20-35. Quantify amounts when applicable.

•	Tell us your reporting units for purposes of impairment testing and how you determined the reporting units identified. Specify if your reporting units are the same as your operating segments.

•
Revise your future filings within your significant accounting policies and procedures (Note 1, page F-6) to include your accounting policy for goodwill and the related impairment assessment. Provide us with your draft disclosure.

Response:
First Point: Our annual analysis begins with an appraisal that the Company commissioned after the year ended December 31, 2010 for the fair market value (FMV) of Newport Coast Securities (NCS).  The appraisal was done by a nationally known intermediary that brings buyers and sellers of Brokerage Firms together.  The appraisal used two factors to determine an approximate fair market value.  First, it computed the FMV at 50% of the average of the previous two years of revenues.  Second, it computed the FMV at two to four times the average gross profit of the previous two years after taking a 15% haircut due to the fact that some of the gross profit may not be within a purchasers comfort zone or is repetitive with business they already have.  The appraiser then came up with an approximate FMV based on all of those numbers.

Rubicon – SEC Response Ltr.
January 10, 2014

In the Goodwill analysis at December 31, 2012, the Company re-performed all those same calculations using the revenue and gross profit numbers from the years ending 2011 and 2012.  The average revenue number for 2011 and 2012 was $14,996,381 so a 50% estimate puts the FMV at approximately $7,498,190.  The average gross profit number for 2011 and 2012 after taking the 15% haircut was $2,666,688.   Two times this amount gives an approximate FMV of $5,333,377 (low-end) and four times gives an approximate value of $10,666,754 (high-end).

The Company then took an average of the three FMV estimates ($7,498,190, $5,333,337, and $10,666,754) to determine an approximate FMV of $7,832,774.  Management believed this to be a very good estimate of FMV as of December 31, 2012 based on the current market and the state of NCS.

The Company’s calculation of approximate FMV of $7,832,774 greatly exceeded the carrying value of NCS of $4,986,893 so it was deemed that no impairment of Goodwill was needed as of December 31, 2012.

The qualitative assessment noted that there were none of the following conditions during 2012 through the date of our 10-K filing:

•	Deterioration in general economic conditions
•	Limitations on accessing capital
•	Fluctuations in foreign exchange rates
•	Deterioration in general market or industry considerations
•	Change in the market for the Company’s products or services
•	Negative regulatory or political developments
•	Changes in management or key personnel
•	Changes in strategy or litigation

After our qualitative assessment and the calculations prepared the Company felt that FMV exceeded carrying value and that the conclusion was consistent with the guidance provided in ASC 350-20-35.

Our goodwill impairment analysis as of September 30, 2013 was done in the same fashion as is detailed above.  There was no triggering event that indicated that it was more likely than not that a goodwill impairment existed.  This analysis did not have to be performed as of September 30, 2013.  In future filings, the annual analysis will be the only one completed unless a triggering event takes place during the period under review.

Second point – Our reporting unit for the purposes of impairment testing is Newport Coast Securities which was the entity purchased when the original goodwill was recorded.  This reporting unit is the same as our operating segment shown in the SEC filings as the “Brokerage Services” segment.

Rubicon – SEC Response Ltr.
January 10, 2014

Third point – In future filings we will include our accounting policy for goodwill and the related impairment assessment in Note 1 of the footnotes.  The draft disclosure is as follows:

Impairment of Goodwill

The Company reviews its Goodwill annually to determine potential impairment by comparing the carrying value of the reporting unit (NCS) to the approximate fair market value of the reporting unit.  This impairment analysis will also be done between annual tests in certain circumstances when events or circumstances change that would more likely than not reduce the fair market value of the reporting unit.  Should the estimate of fair market value be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the reporting unit.  The Company recognized no impairment during the years ended December 31, 2012 and 2011.

7.      Comment: In light of our comment above, and in an effort to provide more meaningful disclosures regarding the risk of future goodwill impairment, please consider revising your future filings to include the assessment of goodwill for impairment in your Critical Accounting Policies and Estimates in MD&A (page 28). Provide us with your proposed disclosures. Your disclosure should include, but not be limited to, the following:

•	the number and nature of reporting units to which you have allocated goodwill;

•
to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values, please disclose (i) the percentage by which fair value exceeds carrying value as of the date of the most recent test, (ii) the amount of goodwill allocated to each reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumption, and (v) a discussion of events or trends that would negatively affect your assessment of fair value; and

•	to the extent that your estimated fair value of a reporting unit substantially exceeds the carrying value, please disclose that determination.

Response: In future filings, starting with the 10-K for the year ended December 31, 2013, we will revise our Critical Accounting Policies and Estimates in MD&A to reflect the number and nature of reporting units related to the goodwill and that the estimated fair value of the reporting unit substantially exceeds the carrying value.  We do not believe that we will be in the position of disclosing that our reporting unit has estimated fair values that are not substantially in excess of their carrying values.  If we do find the Company in this position in the future we will make all the disclosures noted in Comment 7, point 2.

Rubicon – SEC Response Ltr.
January 10, 2014

Our proposed disclosure in the Critical Accounting Policies and Estimates in MD&A is as follows:

           Impairment of Goodwill

The Company has one reporting unit, Newport Coast Securities, which has had goodwill allocated to it in previous periods.  The amount of goodwill as of December 31, 2012 was $2,403,671.  The Company reviews its Goodwill annually to determine potential impairment by comparing the carrying value of the reporting unit to the approximate fair market value of the reporting unit as computed as a percentage of revenues and as a multiple of gross profits.  This impairment analysis will also be done between annual tests in certain circumstances when events or circumstances change that would more likely than not reduce the fair market value of the reporting unit.  Should the estimate of fair market value be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the reporting unit.  The Company recognized no impairment during the years ended December 31, 2012 and 2011.  The Company believes that the fair value of the reporting unit substantially exceeds the carrying value as of December 31, 2012.

Item 9B. Other Information, page 25

Change in NCS Management, page 32

8.      Comment: We note your disclosure that Kathleen McPherson resigned from her position at NCS in March 2013. Please clarify whether Ms. McPherson has also resigned from her Rubicon director position.

Response: Ms. McPherson remained in her director position at Rubicon post-resignation from NCS.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

Election of Directors and Officers, page 33

9.      Comment: We note your disclosure that “[d]irectors are elected to serve until the next annual meeting of shareholders.” We note further that you have not filed a definitive proxy statement soliciting shareholders’ votes since 2011. Please clarify when you last held a shareholder meeting at which directors were elected and revise future filings to clarify the duration of your directors’ terms, as appropriate.

Response: The last annual stockholder meeting at which directors were elected was held on August 12, 2011. The Company will revise future filings to clarify the duration of its directors’ terms to clarify the above delay in having an annual meeting.

Rubicon – SEC Response Ltr.
January 10, 2014

Item 11. Executive Compensation, page 35

10. Comment: We refer to your disclosure on page 33 that Kathleen McPherson, director and chief executive officer of NCS, serves as a consultant to you and “provides services in the area of corporate structure, marketing, strategic alliances and other matters relating to [y]our management and growth.” Please tell us how you determined not to include Ms. McPherson in the summary compensation table in light of Exchange Act Rule 3b-7. See Instruction 2 to Regulation S-K Item 402(m)(2). In this regard, we also note your disclosure in footnote (1) to the director compensation table on page 36. Please note that Regulation S-K Item 402(r)(2) requires tabular disclosure of compensation for services as a director. Please revise your disclosure in future filings accordingly.

Response: The disclosure on page 33 regarding Ms. McPherson’s consulting services to the Company was meant to only include the timeframe from September of 2007 through November of 2009, when McPherson became the CEO of NCS. The Company will clarify this in future filings. As McPherson was only acting as a director during the years referenced in the 10-K, the Company determined not to include Ms. McPherson in the summary compensation table. Further, the Company will revise its disclosure in future filings to include tabular disclosure of compensation for services as a director for Ms. McPherson, if applicable.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 37

11. Comment: Regulation S-K Item 403 requires disclosure of the security ownership of certain beneficial owners and management as of the most recent practicable date. Please explain why the tabular disclosure presented on page 37 is as of March 27, 2012.

Rubicon – SEC Response Ltr.
January 10, 2014

Response: The reference to March 27, 2012 is a typographical error, which should have read March 27, 2013. The Company will do its best to ensure future filings do not contain typographical errors in dates.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 7 – Notes Payable, page 9

12.      Comment: We noted from your disclosure on page 25 (Item 9B. Other Information) that your Term Note contains certain debt compliance covenants. Please revise your future filings both here and in the MD&A (under Liquidity and Capital Resources, page 18) to disclose such covenants and the status of your compliance as of the end of the reporting period. To the extent you are not in compliance or you are uncertain of your ability to comply with said debt covenants in the future, disclose the impact of default on your capital resources and indicate how an event of default would affect your ability to continue as a going concern.

Response: In future filings, starting with the 10-K for the year ended December 31, 2013, we will revise the Notes Payable footnote as well as the MD&A under the Liquidity and Capital Resources section to disclose the debt covenants and the status of our compliance as of the end of the period.  We do not anticipate not being in compliance but if we find ourselves in that position we will disclose the impact of a default on our capital resources and indicate how an event of default would affect our ability to continue as a going concern.

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact the undersigned at 888-668-9567.

Respectfully submitted,

/s/ Joseph Mangiapane, Jr.
Joseph Mangiapane, Jr.
CEO/President

cc:           Anthony N. DeMint, Esq., DeMint Law, PLLC